HOHN ENGINEERING, PLLC 2708 1st Avenue North, Suite 200 Billings, MT 59101 Tel 406-655-3381 Fax 406-655-3383 Email: hohneng@hohneng.com

February 16, 2015

FX Producing Company
3006 Highland Drive, Suite 206
Salt Lake City, Utah  84106

Re:
Summary Reserve Report - Evaluation of oil and gas working interests owned by FX Producing Company located in the States of Montana and Nevada, as of January 1, 2015.  This report was completed February 16, 2015.

As you requested, I have evaluated the above-referenced properties.  The following summarizes my findings:

FX Producing Company
Effective Date January 1, 2015
Proved Developed Producing Reserves
Net Oil Reserves, STB	357,203
Net Gas Reserves, MCF	0
Future Net Revenue, $	26,769,522
Investment, $	0
Future Net Cash Flow Undiscounted, $	10,081,750
Future Net Cash Flow 10% Discount, $	4,630,085

All wells were producing at the effective date and have long producing histories.  Reserves were estimated by production decline curve projection of the established producing trend.  No other reserve classes were considered in the evaluation.  We did not physically inspect the properties to determine the physical condition of the leases or the status of environmental compliance on the leases.  This evaluation does not consider the affects or liabilities associated with the oil spill that occurred in Glacier County in 2011.  The incident should not have a significant effect on reserve values stated in this report.

FX Producing Company
February 16, 2015

Ownership interests were supplied by FX Producing Company and accepted as presented.  Historical operating costs and product prices were supplied by FX Producing Company and were considered reasonable.  The prices used in the evaluation were based on a twelve-month unweighted average of the price on the first day of the month for the period January through December 2014 as posted for NW Montana Sour Crude, Gravity Scale A1 by Cenex Harvest States of $ 75.97 per barrel, adjusted by lease for gravity, crude quality, transportation fees, and regional price differences.  Approximately 90% of the Company’s U.S. production is sold to Cenex.  There are no gas sales or natural gas liquids produced by any of the properties in the report; therefore, price forecasts were not prepared for either natural gas or natural gas liquids.  The volume-weighted average price of the reserves contained in this report was $74.94 per barrel.  Both prices and costs were held constant for the life of the property, no escalations were applied.

Applicable production, severance, and ad-valorem taxes were deducted.  No federal or state income taxes, salvage value, or costs associated with abandonment were considered.  In general, equipment salvage should cover abandonment and restoration costs.  No major expenditures are anticipated for the properties and none were included in the forecasts.

All data used in preparing this report were provided by FX Producing Company or from public data sources and were accepted as true and correct.  FX Producing has represented to us that these reserves comprise 100% of the Company’s U.S. reserves and approximately 13% of the Company’s total reserves.  I am not aware of any regulations that would have an effect on FX’s ability to recover the estimated reserves; and I have used all methods and procedures as I considered necessary in preparation of the report.  The assumptions, data, methods, and procedures used are appropriate for the purpose served by this report.  This report is prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, the general disclosure requirements contained in Regulation S-K, the specific disclosure requirements for the third-party report set forth in Items 1202(a)(8)(i-x) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and that conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas.  The report was prepared for FX Energy, Inc., to be included as an exhibit in a filing with the SEC.  These reserve estimates are predicated on the laws, regulations, taxes, and policies in effect on the date of the evaluation, and no changes have been considered.  All reserve estimates represent my best professional engineering judgment based on the data available to me at the time of the preparation of this report.  It should be realized that the reserves actually recovered, the revenue generated from them, and the actual costs incurred could be more or less than the estimated amounts.

Mr. Thomas K. Hohn has supervised this evaluation.  Mr. Hohn is a Registered Professional Engineer (Montana license 4303PE) with over 40 years of experience in upstream oil and gas.  He graduated from Montana Tech in 1974 with a BS degree in Petroleum Engineering.

FX Producing Company
February 16, 2015

If there are questions, or you need additional information, please advise.  Thank you for the opportunity to perform this work for you.

Sincerely,

/s/ Thomas K. Hohn

Thomas K. Hohn
Registered Professional Petroleum Engineer
Montana 4303PE